EXHIBIT (a)(1)(N)

Dear Microsemi Option Holder:

We have had several Option Holders ask a number of good questions on the Stock Option Acceleration Program which will be posted as Q&A 52 to 60 at the questions and answers section on the website at http://www.microsemi.com/amendmentoffer08012005. Two questions have been raised a number of times, and I want to ensure every option holder has correct answers to these questions.

The first question is, “If I accept the Amendment and Acceleration Offer, will my options be automatically exercised?”

No, this will not happen. If you elect to accept the Amendment and Acceleration Offer, your options will become vested and you will have the right to exercise these options early, if you desire. You do not have any obligation at all to utilize this right to exercise early – it is at your discretion. If you determine at some future date that you want to utilize the acceleration provisions of the Amended Option Agreement, then you can exercise these options before the original vesting date and sell enough of the shares necessary to cover the exercise price, brokerage fees and taxes due at the time of the exercise.

The second question is, “What happens if I accelerate my options and leave the Company before the options would have become exercisable under the original terms?”

If you elect to accept the Amendment and Acceleration Offer, you could, if you desire, exercise your Amended and Accelerated Options at the time you leave the Company or within 90 days after you leave. If you decide to exercise, you may sell enough of the shares necessary to cover the exercise price, brokerage fees and income taxes. Remaining shares will then be issued to you, using stock certificates bearing a restrictive legend indicating that the shares cannot be sold until a date that would coincide with the original vesting date of the options.

Sincerely,

/s/ David R. Sonksen
David R. Sonksen
Executive Vice President, Chief Financial Officer,
Secretary and Treasurer
Date: August 29, 2005